Johnson Controls, Inc.
5757 N. Green Bay Avenue
Milwaukee, WI 53209
Tel 414-524-2516
Fax 414-524-2077
February 15, 2013
Mr. Terence O’Brien
Branch Chief
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549-7010

Re:	Johnson Controls, Inc.

Commission letter dated February 6, 2013

Commission File No. 1-5097

Response letter dated February 15, 2013

Dear Mr. O’Brien:

In response to the comment letter dated February 6, 2013 relating to Johnson Controls, Inc.’s (the Company’s) Annual Report on Form 10-K for its fiscal year ended September 30, 2012 (Form 10-K), the following are the Company’s responses. For your convenience, we have included the text of the Commission’s comment in each case.

Form 10-K for the year ended September 30, 2012

Management’s Discussion and Analysis, page 25

Contractual Obligations, page 43

1.	The Commission’s comment was as follows:

Please clarify whether obligations related to your interest rate swaps as disclosed on page 48 have been included in the table. If not, please revise future filings to disclose estimates of the amounts you will be obligated to pay to the extent that you are in the position of paying cash rather than receiving cash thereunder. Refer to Item 303(a)(5) of Regulation S-K.

The Company confirms that the impact of its interest rate swaps was not included in the contractual obligations table. As disclosed in Note 10, “Fair Value Measurements,” of the notes to consolidated financial statements, all outstanding interest rate swaps were in an asset position at September 30, 2012, which indicates the Company was in a net position of receiving cash under the interest rate swaps. In future filings, the Company will include the impact of the interest rate swaps on future interest payments within the contractual obligations table to the extent that the Company is in a position of paying cash under any interest rate swap instrument based on rates at the reporting date. The Company will also include the disclosure in future filings to indicate the inclusion or exclusion of interest rate swaps in the table as appropriate.

Financial Statements

2.	The Commission’s comment was as follows:

Please tell us the material components of the Net financing charges line item in the statements of income. Please tell us the material components of the following line items in the statements of financial position: Other current assets, Other noncurrent assets, Other current liabilities and Other noncurrent liabilities.

The Company supplementally advises the Commission as follows:

Net Financing Charges

The Company’s net financing charges line item in the consolidated statements of income for the years ended September 30, 2012, 2011 and 2010 contains the following components (in millions):

	2012	2011	2010
Interest expense, net of capitalized interest costs	$239	$186	$175
Banking fees and bond cost amortization	21	27	31
Interest income	(17)	(8)	(12)
Net foreign exchange results related to financing activities	(10)	(31)	(24)

Net financing charges	$233	$174	$170

The Company considers the individual components of net financing charges to be immaterial for separate presentation within the consolidated statements of income.

Other Current Assets

Rule 5-02 of Regulation S-X provides that any current assets that exceed five percent of total current assets should be stated separately within the balance sheet or the notes to consolidated financial statements. Therefore, any individual current asset greater than $634 million at September 30, 2012 or greater than $601 million at September 30, 2011 should be stated separately. The Company’s other current assets line item in the consolidated statements of financial position at September 30, 2012 and 2011 contained the following material components (in millions):

	2012	2011
Deferred tax assets	$564	$558
VAT tax receivable	470	345
Prepaid income taxes and current income tax receivable	302	197
Customer tooling	284	254
Prepaid expenses	181	187
Non-trade receivables	141	158
Accumulated contract costs	131	141
Other miscellaneous current assets (1)	800	451

Other current assets	$2,873	$2,291

(1)	Other miscellaneous current assets consist of dissimilar items that are individually immaterial.

Other Noncurrent Assets

Rule 5-02 of Regulation S-X provides that any asset that exceeds five percent of total assets should be stated separately within the balance sheet or the notes to consolidated financial statements. Therefore, any individual asset greater than $1.54 billion at September 30, 2012 or greater than $1.48 billion at September 30, 2011 should be stated separately. The Company’s other noncurrent assets line item in the consolidated statements of financial position at September 30, 2012 and 2011 contained the following material components (in millions):

	2012	2011
Deferred tax assets, net of uncertain tax positions (1)	$1,783	$1,855
Capitalized engineering	251	198
Derivative assets	129	154
Pension and postretirement assets	103	55
Other miscellaneous noncurrent assets (2)	628	1,011

Other noncurrent assets	$2,894	$3,273

(1)	Deferred tax assets are disclosed in detail within Note 17, “Income Taxes,” of the notes to consolidated financial statements in the Form 10-K. Refer to the deferred taxes table on page 99 of the Form 10-K.
(2)	Other miscellaneous noncurrent assets consist of dissimilar items that are individually immaterial.

Other Current Liabilities

Rule 5-02 of Regulation S-X provides that any current liabilities that exceed five percent of total current liabilities should be stated separately within the balance sheet or the notes to consolidated financial statements. Therefore, any individual current liability greater than $543 million at September 30, 2012 or greater than $539 million at September 30, 2011 should be stated separately. The Company’s other current liabilities line item in the consolidated statements of financial position at September 30, 2012 and 2011 contained the following material components (in millions):

	2012	2011
VAT and other non-income tax liabilities	$421	$305
Unearned revenue	393	374
Billings in excess of costs	365	359
Accrued tooling	266	225
Significant restructuring reserves	228	11
Product warranty reserves	170	180
Dividends payable	123	109
Accrued rebates	122	114
Income taxes payable	96	175
Derivative liabilities	26	122
Other miscellaneous current liabilities (1)	694	721

Other current liabilities	$2,904	$2,695

(1)	Other miscellaneous current liabilities consist of dissimilar items that are individually immaterial.

Other Noncurrent Liabilities

Rule 5-02 of Regulation S-X provides that any liability that exceeds five percent of total liabilities should be stated separately within the balance sheet or the notes to consolidated financial statements. Therefore, any individual liability greater than $946 million at September 30, 2012 or greater than $912 million at September 30, 2011 should be stated separately. The Company’s other noncurrent liabilities line item in the consolidated statements of financial position for the years ended September 30, 2012 and 2011 contained the following material components (in millions):

	2012	2011
Uncertain tax positions (1)	$731	$990
Deferred compensation	117	104
Product warranty reserves	108	$121
Asset retirement obligations	76	91
Other miscellaneous noncurrent liabilities (2)	472	513

Other noncurrent liabilities	$1,504	$1,819

(1)	Uncertain tax positions are disclosed within Note 17, “Income Taxes,” of the notes to consolidated financial statements on page 97 of the Form 10-K. The remainder of the reserve for uncertain tax positions disclosed in Note 17 is appropriately recorded within the income tax related accounts in other noncurrent assets.
(2)	Other miscellaneous noncurrent liabilities consist of dissimilar items that are individually immaterial.

Unless otherwise specified in the tables above, the Company has concluded that all amounts in the other current assets, other noncurrent assets, other current liabilities and other noncurrent liabilities line items are insignificant for separate disclosure.

20. Commitments and Contingencies, page 105

3.	The Commission’s comment was as follows:

We note that EC investigation mentioned on page 10. Please confirm that you will revise future filings as applicable to include the salient facts and circumstances related to the investigation and to provide the disclosures required by ASC 450-20-50.

The Company did not disclose the European Commission investigation matter as a material loss contingency in the Form 10-K as the Company did not consider it reasonably possible that a loss had been incurred as of the filing date of the Form 10-K. The Company will continue to monitor the status of the investigation, and to the extent that facts and circumstances change in a way that warrants such disclosure, the Company will provide the disclosures required by ASC 450-20-50 or other applicable requirements in future filings.

In addition, as requested by the Commission, the Company acknowledges the following representations:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the opportunity to provide responses and clarifications to the comments raised in your correspondence of February 6, 2013. If there are any further comments or questions, please do not hesitate to contact me at 414-524-3422.

Very truly yours,

JOHNSON CONTROLS, INC.

/s/ R. Bruce McDonald

R. Bruce McDonald

Executive Vice President and

Chief Financial Officer